ARTICLES OF AMENDMENT

(1)

(2)	NovaStar Financial, Inc.	,
a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

     (3) The charter of the corporation is hereby amended as follows:
Article I of the Articles of Amendment and Restatement shall be amended to read as follows:

ARTICLE I
NAME

The name of the corporation (the "Corporation") is:

Novation Companies, Inc.

     This amendment of the charter of the corporation has been approved by

(4) the directors.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(5)	(5)
Secretary	President

(6) Return address of filing party:
Bryan Cave LLP
1200 Main, Suite 3500
Kansas City, MO 64105